FIRST AMENDMENT TO
STRALEM FUND MUTUAL FUND SERVICES GREEMENT

WHEREAS, Stralem Fund, a Delaware statutory trust (the “Trust”) and Ultimus Fund Solutions, LLC (“Ultimus”), an Ohio limited liability company, have entered into a Mutual Fund Services Agreement, dated May 1, 2008 (the “Agreement”);

WHEREAS, the parties agree to amend the Agreement;

NOW, THEREFORE, effective July 1, 2009, the Trust and Ultimus agree to amend the Agreement as follows:

1.         Schedule B of the Agreement is hereby amended as follows:

FEES:

Asset Based Fee, plus

Ultimus Fund Solutions will provide all of the fund administration and fund accounting and pricing services described herein for a monthly fee calculated with respect to each Portfolio as follows:

Average Daily Net Assets	Asset Based Fee
Up to $500 million	.125%
In excess of $500 million	.100%

The fee will be subject to a monthly minimum fee of $6,000 with respect to each Portfolio.

Each Portfolio is responsible for its operating expenses, such as federal and state filing fees, insurance premiums, typesetting and printing of its public documents, and fees and expenses of its other vendors and providers.

Multi-Class fee of:

For each additional class of shares added to a Portfolio, an annual fee of $6,000 will be added to the Asset Based Fee listed above.

PERFORMANCE REPORTING:

For Performance Reporting (including After-Tax Performance Reporting), Ultimus charges each class of shares of a Portfolio a fee of $200 per month.

OUT-OF-POCKET EXPENSES:

The fees set forth above shall be in addition to the payment of out-of-pocket expenses, as provided for in Section 8 of this Agreement.

2.         Excepted as amended hereof, the Agreement shall remain in full force and effect.

Executed this 1st day of July, 2009

STRALEM FUND

By:   /s/ Philippe E. Baumann
Title: President

ULTIMUS FUND SOLUTIONS, LLC

By:  /s/ Robert G. Dorsey
Title: President